CM 3/17

BB 3/16

SEC 05038452 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

RECEIVED 185 PROCESSING SECTION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Halpern Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18851 N.E. 29th Avenue, Suite 500
(No. and Street)

Aventura, (City) Florida (State) 33180 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Del Toral 786-528-1402
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company
(Name – *if individual, state last, first, middle name*)

1515 University Drive, Suite 209, Coral Springs, Florida 33071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/17

OATH OR AFFIRMATION

I, Baruch Halpern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Halpern Capital, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

JOEL KUPFERMAN
MY COMMISSION EXPIRES
November 4, 2008
#DD369117
Bonded Thru Insurance 800-385-7019
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALPERN CAPITAL, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2004

HALPERN CAPITAL, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

BAUM & COMPANY, P.A.

Certified Public Accountants

Independent Auditor's Report

To The Stockholder
Halpern Capital, Inc.

We have audited the accompanying statement of financial condition of Halpern Capital, Inc., as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halpern Capital, Inc. at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Coral Springs, Florida
February 24, 2005

Baum & Company, PA

1515 University Drive • Suite 209 • Coral Springs, Florida 33071
Tel: 954-752-1712 • 1-888-CPA-3770 • Fax: 954-752-7041 • E-mail: jbaumcpa.com

HALPERN CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and Cash Equivalents	$ 363,736
Deposits With Clearing Organizations and Others	129,568
Receivable From Clearing Organization	343,896
Receivable From Customers	10,000
Furniture, Equipment, and Leasehold Improvements, at Cost, Less Accumulated Depreciation and Amortization of $15,278	263,084
Other Assets	31,250
Total Assets	$ 1,141,534

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities Sold, Not Yet Purchased, at Market Value	$ 160,362
Payable to Customers	9,486
Accounts Payable and Accrued Liabilities	241,800
Total Liabilities	411,648
Commitments and Contingent Liabilities	-
Stockholder's Equity:	
Common Stock, $1.00 Par Value, Authorized 5,000 Shares, Issued and Outstanding 1,000 Shares	1,000
Additional Paid-in Capital	305,495
Retained Earnings	423,391
Total Stockholder's Equity	729,886
Total Liabilities and Stockholder's Equity	$ 1,141,534

See Accompanying Notes to Financial Statements

HALPERN CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Investment Banking	$ 2,896,988
Commissions	1,607,765
Research	36,094
Interest and Other	32,802
Total Revenue	4,573,649
Expenses:	
Employee Compensation and Benefits	1,813,552
Contractors Fees	1,392,048
Regulatory and Clearing Fees	158,011
Rent	61,239
Professional Fees	87,669
Communication and Data Processing	27,669
Other Expenses	92,965
Depreciation	15,278
Total Expenses	3,648,431
Net Income	$ 925,218

See Accompanying Notes to Financial Statements

HALPERN CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2004	1,000	$ 1,000	$305,495	$1,198,173	$ 1,504,668
Net Income				925,218	925,218
Distributions				(1,700,000)	(1,700,000)
Balance at December 31, 2004	1,000	$1,000	$305,495	$ 423,391	$ 729,886

See Accompanying Notes to Financial Statements

HALPERN CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows Provided (Required) by Operating Activities:		
Net Income		$ 925,218
Adjustments to Reconcile Net Income		
to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	$ 15,278	
(Increase) Decrease in Operating Assets:		
Deposits with Clearing Organizations and Other	(29,303)	
Receivable From Clearing Organizations	(307,197)	
Receivable From Customers	15,610	
Other Assets (Deposits)	(24,950)	
Increase (Decrease) in Operating Liabilities:		
Securities Sold, Not Yet Purchased	160,362	
Payable to Customers	9,486	
Accounts Payable and Accrued Liabilities	214,293	
Total Adjustments		53,579
Net Cash Provided by Operating Activities		978,797
Cash Flows (Required) by Investing Activities:		
Purchase of Furniture, Equipment, and Leasehold Improvements	(278,362)	
Net Cash (Required) by Investing Activities		(278,362)
Cash Flows (Required) by Financing Activities:		
Distributions to Shareholder	(1,700,000)	
Net Cash (Required) by Financial Activities		(1,700,000)
Net (Decrease) in Cash		(999,565)
Cash at Beginning of the Year		1363,301
Cash at End of the Year		$ 363,736
Supplemental Cash Flow Disclosure:		
Interest Payments		$ 0
Income Tax Payments		$ 0

See Accompanying Notes to Financial Statements

HALPERN CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Organization and Nature of Business

Halpern Capital, Inc. (The Company) was incorporated in the state of Florida on December 27, 2000 and commenced operations as a broker-dealer in July 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company derives almost all of their revenue from acting as a replacement agent or finder in private placements and from earning commissions on security transactions on a trade-date basis. The company has an agreement with its clearing broker to clear securities transactions, carry customer accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of SEC rule 15c3-3(k)(ii).

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to use estimates and make judgments. While management has considered all available information, actual amounts could differ from those reported as assets, liabilities, related revenues, costs and expenses.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents for the purpose of determining cash flows.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost and are depreciated over various estimated useful lives utilizing the straight-line method. Expenditures for maintenance and repairs are charged to expenses as incurred. Depreciation includes amortization expense for leasehold improvements.

Concentration of Credit Risk

The Company maintains cash balances in financial institutions, which at times, may exceed the FDIC insurance limit of $100,000.

Revenue Recognition

Investment banking revenues includes fees and commissions earned from obtaining equity and/or debt financing for clients. Revenues also include commissions earned on a trade-date basis for securities transactions.

Income Taxes

The Company elected to be an S corporation effective January 11, 2002. Under this election, the net income or loss of the Company is allocated to the respective shareholders and included on their individual returns. Accordingly, there is no federal income tax provision (with limited exception) with respect to the Company's earnings.

NOTE 2 – DEPOSITS WITH CLEARING ORGANIZATIONS

The Company, pursuant to an agreement with Bear Stearns Securities Corp., whereby Bear Stearns acts as the clearing broker on a fully disclosed basis, has on deposit with Bear Stearns the sum of $125,596.

NOTE 3 – RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis. The clearing agent remits to the Company on a monthly basis such commissions earned by the Company, less any amounts which might be due to the clearing agent.

NOTE 4 – RECEIVABLE FROM CUSTOMERS

The Company performs research studies on a contractual basis for various financial institutions and this receivable represents amounts owed by such clients for these services.

NOTE 5 – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

A summary of furniture, equipment, and leasehold improvements at December 31, 2004 is as follows:

		Estimated Economic Life
Computer Equipment	$ 24,605	3 years
Leasehold Improvements	33,856	5 Years
Furniture and Equipment	219,901	5 Years
Total	278,362	
Less: Accumulated Depreciation	(15,278)	
Total	$ 263,084	

NOTE 6 – LEASE OBLIGATION

The Company's administrative office is located in Aventura, Florida. In March, 2004, the Company signed a five-year lease with a commencement date of December 2004. The lease provides for a base rent (subject to a yearly increase of 3%) plus an operating expense charge.

Minimum annual payments under the lease as of December 31, 2004, for the next five years are as follows:

2005		$ 139,590
2006		171,252
2007		175,116
2008		179,100
2009		183,192
	Total	$ 848,250

BAUM & COMPANY, P.A.

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Halpern Capital, Inc.

We have audited the accompanying financial statements of Halpern Capital, Inc. for the year ended December 31, 2004 and have issued our report thereon dated February 24, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coral Springs, Florida
February 24, 2005

Baum & Company, PA

1515 University Drive • Suite 209 • Coral Springs, Florida 33071
Tel: 954-752-1712 • 1-888-CPA-3770 • Fax: 954-752-7041 • E-mail: jbaumcpa.com

HALPERN CAPITAL, INC.
SCHEDULE I
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated Borrowings at January 1, 2004	$ - 0 –
Increases/Decreases	$ - 0 –
Subordinated Borrowings at December 31, 2004	$ - 0 –

See Auditor's Report & Supplemental Information

SCHEDULE II
HALPERN CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2004

Net Capital		
Total Stockholder's Equity		$ 729,886
Deduct Stockholder's Equity Not Allowable for Net Capital		0
Total Stockholder's Equity Qualified for Net Capital		729,886
Add:		
Subordinated Borrowings Allowable in Computation of Net Capital		0
Other (Deductions) or Allowable Credits		0
Total Capital and Allowable Subordinated Borrowings		729,886
Deductions and/or Charges:		
Non-allowable Assets:		
Commission Receivable	$ 22,420	
Accounts Receivable – Other	10,000	
Furniture, Equipment, and Leasehold Improvements, Net	263,084	
Deposits	35,220	(330,724)
Net Capital Before Haircuts on Securities Positions		399,162
Undue Concentrations	16,567	
Securities short	24,054	(40,621)
Net Capital		$ 358,541
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Payable to Clearing Broker		$ 19,685
Payable to Customers		9,486
Other Accounts Payable and Accrued Liabilities		222,115
Total Aggregate Indebtedness		$ 251,286
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required:		
Company		$ 16,761
Excess Net Capital at 1,500 Percent		$ 345,977
Ratio Aggregate Indebtedness to Net Capital		.70%
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2004)		
Net Capital, as Reported in Company's Part II (unaudited) Focus Report		$ 314,408
Audit Adjustment to Correct Overstated Liabilities		44,133
Net Capital Per Above		$ 358,541

See Auditor's Report on Supplemental Information

BAUM & COMPANY, P.A.

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Halpern Capital, Inc.

In planning and performing our audit of the financial statements of Halpern Capital, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System

(continued)

1515 University Drive • Suite 209 • Coral Springs, Florida 33071
Tel: 954-752-1712 • 1-888-CPA-3770 • Fax: 954-752-7041 • E-mail: jbaumcpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

(continued)

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these parties.

Coral Springs, Florida
February 24, 2005

Baum & Company, PA